UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

USA Mobility, Inc.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class Securities)

90341G103

(CUSIP Number)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 90341G103

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell B. Faucett
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,105,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,105,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,105,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.9%
12	Type of Reporting Person (See Instructions) IN, HC

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

USA Mobility, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6677 Richmond Highway
Alexandria, Virginia 22306

Item 2.

(a)	Name of Person Filing

This statement is being filed by Russell. B. Faucett.  Mr. Faucett is the general partner of Barrington Partners, A California Limited Partnership (“Barrington Partners”) and the manager of Barrington Wilshire, LLC (the “GP”), which is the general partner of Barrington Investors, L.P. (together with Barrington Partners, the “Funds”).  Barrington Investors, L.P. is the record owner of 749,000 shares of the Common Stock and Barrington Partners is the record owner of 356,000 shares of the Common Stock (collectively, the “Shares”).  Mr. Faucett controls the Funds by virtue of being the general partner Barrington Partners and the manager of the general partner of Barrington Investors, L.P.

Mr. Faucett’s beneficial ownership of the Shares is a result of his position with the GP and discretionary authority to buy, sell and vote securities for the Funds.  The beneficial ownership of Mr. Faucett is reported solely because Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, requires any person who is “directly or indirectly” the beneficial owner of more than five percent of any equity securities of a specified class to file Schedule 13G within the specified time period.  The answers in blocks 5, 7, 9 and 11 above and Item 4 below by Mr. Faucett are given on the basis of his “indirect” beneficial ownership of the Shares, based on the direct beneficial ownership of the Shares by the Funds and the relationship of Mr. Faucett to the Funds described above.

(b)	Address of Principal Business office or, if None, Residence

2001 Wilshire Boulevard, Suite 401
Santa Monica, CA 90403

(c)	Citizenship

Russell B. Faucett is a U.S. citizen

Page 4 of 6 Pages

(d)	Title of Class Securities

Common Stock ($0.0001 par value per share)

(e)	CUSIP Number

90341G103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned: 1,105,000

(b) Percent of class: 4.9%*

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 1,105,000

Page 5 of 6 Pages

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,105,000

(iv) Shared power to dispose or to direct the disposition of: 0

*  The ownership percentage of Mr. Faucett is calculated based on an assumed total of 22,500,165 shares of Common Stock outstanding as of February 19, 2010, as reported in the Issuer’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on February 25, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Mr. Faucett is the control person of the Funds for purposes of this Schedule 13G, and the Funds own the Shares being reported on by Mr. Faucett.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2010

/s/ Russell B. Faucett
Russell B. Faucett